Filed by Hertz Global Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:
Dollar Thrifty Automotive Group, Inc.
Commission File No. 333-174042

Hertz Global Holdings, Inc. issued the following press release on July 11, 2011:

HERTZ EXTENDS EXCHANGE OFFER TO ACQUIRE DOLLAR THRIFTY

PARK RIDGE, NJ, July 11, 2011 – Hertz Global Holdings, Inc. (NYSE: HTZ) (“Hertz”) today announced that it has extended the expiration date of its exchange offer for all outstanding shares of Dollar Thrifty Automotive Group, Inc. (NYSE: DTG) (“Dollar Thrifty”) for $57.60 in cash and 0.8546 shares of Hertz common stock.  The exchange offer and withdrawal rights are now scheduled to expire at 12:00 midnight, New York City time, on August 5, 2011, unless further extended.  The exchange offer was previously scheduled to expire at 12:00 midnight, New York City time, on July 8, 2011.

Except for the extension of the exchange offer expiration date, all other terms and conditions of the exchange offer remain unchanged.  As of the close of business on July 8, 2011, approximately 1,011,661 shares of Dollar Thrifty common stock had been tendered into and not withdrawn from the exchange offer.

Stockholder questions regarding the exchange offer or requests for exchange offer documents may be directed to Hertz’s information agent for the exchange offer, Innisfree M&A Incorporated, toll-free at (877) 456-3507.  Stockholder questions regarding the exchange offer may also be directed to Hertz’s dealer manager for the exchange offer, Barclays Capital, toll-free at (888) 610-5877.

Barclays Capital, Lazard, Bank of America Merrill Lynch and Deutsche Bank Securities are acting as financial advisors to Hertz.  Barclays Capital is acting as the dealer manager for the exchange offer.  Cravath, Swaine & Moore LLP, Debevoise & Plimpton LLP and Jones Day are acting as legal advisors to Hertz.  William Blair & Company is acting as a financial advisor to Hertz in connection with the sale of its Advantage brand.

Contact information:

Investors
Leslie Hunziker
Staff Vice President - Investor Relations
Tel: 201-307-2337
E-mail: lhunziker@hertz.com

Alan Miller / Scott Winter
Innisfree M&A Incorporated
Tel: 212-750-5833

Barclays Capital
Tel: 888-610-5877

Media
Richard Broome
Senior Vice President - Corporate Affairs & Communications
Tel: 201-307-2486
E-mail: rbroome@hertz.com

Steven Lipin / Jayne Rosefield
Brunswick Group
Tel: 212-333-3810

About Hertz

Hertz is the world’s largest general use airport car rental brand, operating from approximately 8,100 locations in 146 countries worldwide. Hertz is the number one airport car rental brand in the U.S. and at 78 major airports in Europe, operating both corporate and licensee locations in cities and airports in North America, Europe, Latin America, Australia and New Zealand. In addition, Hertz has licensee locations in cities and airports in Africa, Asia, and the Middle East. Product and service initiatives such as Hertz #1 Club Gold(R), Never Lost(R) customized, onboard navigation systems, SIRIUS XM Satellite Radio, and unique cars and SUVs offered through Hertz’s Prestige, Fun and Green Collections, set Hertz apart from the competition. Hertz also operates the global car sharing club, Connect by Hertz, in New York City, Berlin, London, Madrid and Paris. In addition, Hertz operates one of the world's largest equipment rental businesses, Hertz Equipment Rental Corporation, offering a diverse line of equipment, including tools and supplies, as well as new and used equipment for sale, to customers ranging from major industrial companies to local contractors and consumers from approximately 325 branches in the United States, Canada, China, France and Spain.

Additional Information

This communication relates to the offer (the “Offer”) by HDTMS, Inc. (“HDTMS”), a wholly owned subsidiary of Hertz, to exchange each issued and outstanding share of common stock (including the associated preferred stock purchase rights) of Dollar Thrifty for $57.60 in cash and 0.8546 shares of Hertz common stock.  The Offer is scheduled to expire at 12:00 midnight, New York City time, on August 5, 2011, unless further extended by HDTMS.  Any extension of the expiration date will be made by public announcement no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date.  This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Dollar Thrifty common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (Reg. No. 333-174042) (collectively, with the accompanying Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) filed by Hertz with the Securities and Exchange Commission (the “SEC”).  The SEC declared the Registration Statement related to the Offer effective on June 1, 2011.  The Offer is made only through the Exchange Offer Documents.

Security holders and investors may obtain any of the foregoing documents for free by visiting EDGAR on the SEC website at www.sec.gov or by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Forward-Looking Statements

Certain statements contained herein constitute forward-looking statements.  These statements are based on the current expectations and beliefs of Hertz and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Risks, uncertainties and assumptions include the possibility that (1) Hertz may be unable to obtain regulatory approvals required for the Offer or may be required to accept conditions that could reduce the anticipated benefits of the Offer as a condition to obtaining regulatory approvals; (2) Dollar Thrifty stockholders may not tender a sufficient number of shares into the Offer or Hertz may otherwise be unable to consummate the Offer; (3) the length of time necessary to consummate the Offer may be longer than anticipated; (4) problems may arise in successfully integrating the businesses of Hertz and Dollar Thrifty and Hertz may not realize the anticipated synergies and other benefits following the Offer; (5) the Offer may involve unexpected costs; (6) the Hertz and Dollar Thrifty businesses may suffer as a result of uncertainty surrounding the Offer; and (7) Hertz and/or Dollar Thrifty may be adversely affected by the other risks described in the SEC reports of Hertz and Dollar Thrifty.  Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Hertz.  Hertz assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by law.